LONGBOARD PHARMACEUTICALS, INC.

6154 Nancy Ridge Drive

San Diego, California 92121

March 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz

Jeffrey Gabor

Jeanne Bennett

Mary Mast

Re:	Longboard Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended (File No. 333-253329)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Longboard Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on March 11, 2021, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Steven M. Przesmicki and Alexa M. Ekman of Cooley LLP, counsel to the Company, to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Steven M. Przesmicki of Cooley LLP at (858) 550-6070, or in his absence, Alexa M. Ekman of Cooley LLP at (858) 550-6183.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Longboard Pharmaceuticals, Inc.

/s/ Kevin R. Lind
By:	Kevin R. Lind
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]